Exhibit 99.1

Claude Resources Inc. Conference Call Details for the 2010 Financial and Operating Results
Trading Symbols
TSX - CRJ
NYSE Amex - CGR

SASKATOON, March 23 /CNW/ - Claude Resources Inc. (TSX: CRJ) (NYSE Amex: CGR) - Notification of 2010 Financial and Operating Results Conference Call and Webcast:

Claude Resources Inc. (TSX: CRJ) (NYSE: CGR)
2010 Financial and Operating Results Conference Call and Webcast
March 28, 2011, 2:00 PM ET

To participate in the conference call please dial 1-647-427-7450 or 1-888-231-8191.  A replay will be available until March 29, 2011 at 11:59 PM ET by calling 1-416-849-0833 or 1-800-642-1687 and entering the passcode 52336457.

To listen to the webcast, please enter: http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=3448720 in your web browser.

CNW's webcast of earnings calls is consistent with Investment Industry Regulatory Organization of Canada (IIROC) objectives of providing investors with material information broadly and quickly.

%CIK: 0001173924

For further information:
Marc Lepage, Manager, Investor Relations
Phone: (306) 668-7505

Email: ir@clauderesources.com
Website: www.clauderesources.com

CO: CLAUDE RESOURCES INC.

CNW 11:54e 23-MAR-11